Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,					Nine Months Ended September 30,
(in thousands)	2011	2012	2013	2014	2015	2016

Earnings:
Loss before provision for income taxes	$(19,608)	$(75,101)	$(24,477)	$(47,789)	$(64,305)	$(33,261)
Add:
Fixed charges (calculated below)	609	4,167	2,883	1,313	4,509	3,844
Amortization of capitalized interest	—	—	—	—	24	111
Less:
Capitalized interest	—	—	—	—	(1,974)	—
Total loss	$(18,999)	$(70,934)	$(21,594)	$(46,476)	$(61,746)	$(29,306)

Fixed Charges:
Interest expense	$66	$3,359	$1,988	$380	$443	$1,885
Capitalized interest	—	—	—	—	1,974	—
Estimated interest portion of rent expense (1)	543	808	895	933	2,092	1,959
Total fixed charges	$609	$4,167	$2,883	$1,313	$4,509	$3,844

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

Earnings required to cover fixed charges	$19,608	$75,101	$24,477	$47,789	$66,255	$33,150

(1)  Represents the estimated portion of rent expense that is considered by the Company to be representative of the interest inherent in such rent expense, which approximates one-third of the related total rent expense.